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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)
FURTHER INFORMATION ON MAJOR TRANSACTION
ESTABLISHMENT OF A JOINT VENTURE WITH
HUBEI SCIENCE & TECHNOLOGY INVESTMENT GROUP CO., LTD

Reference is made to the Company’s announcement dated 12 May 2011 (the “Major Transaction Announcement”) regarding the Joint Venture Agreement and the JV Memorandum proposed to be made between Hubei Science & Technology and the Company on 12 May 2011.

Unless the context requires otherwise, terms used in this announcement shall have the same meanings as those defined in the Major Transaction Announcement.

The Company is pleased to announce that Hubei Science & Technology and the Company have formally entered into the Joint Venture Agreement and the JV Memorandum at the signing ceremony held in Wuhan, PRC, today.

Semiconductor Manufacturing International Corporation
Dr. David N. K. Wang
President, Chief Executive Officer,
Executive Director

Shanghai, 12 May 2011

As at the date of this announcement, the Directors are Jiang Shang Zhou as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Dr. David N. K. Wang as President, Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang and Zhou Jie as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi and Lip-Bu Tan as the other Independent Non-Executive Directors of the Company.